

October 15, 2012

Via E-mail
Mr. Morgan F. Johnston
Senior Vice President, General Counsel, and Secretary
GreenHunter Energy, Inc.
1048 Texan Trail
Grapevine, TX 76051

> **Re:** **GreenHunter Energy, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-3**
> **Filed October 4, 2012**
> **File No. 333-183292**

Dear Mr. Johnston:

We have reviewed your response letter and the amendment to your registration statement, and we have the following comments.

Base Prospectus

General

1. We note your response to comment one of our letter dated October 1, 2012, including your statement that you "will amend the S-3 to exclude the condensed consolidating guarantor financial information." Please note that to the extent that you will continue to include the guarantees of debt securities in the registration statement and list the subsidiary guarantors as co-issuers, security offerings by such majority-owned subsidiaries may be registered on Form S-3 to the extent that they comply with one of the requirements of General Instruction I.C of Form S-3. In this regard, we note in particular the General Instruction I.C.4 and Note to General Instruction I.C, which states, among other things, that with regard to paragraphs I.C.3, I.C.4 and I.C.5, the guarantor is the *issuer* of a separate security consisting of the guarantee. Therefore, based on the facts presented, it appears that the registration statement must be in compliance with Rule 3-10 of Regulation S-X at the time of effectiveness. Please advise, or amend your registration statement accordingly.

Exhibit 5.1

2. Please have counsel revise the first paragraph of its opinion to state that the 512,485 shares of 10% Series C Cumulative Preferred Stock covered by the sales agreement prospectus are convertible into 5,187,096 shares of common stock, rather than

14,315,193 shares of your common stock. We note disclosure on the cover page of the sales agreement prospectus.

Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or, in her absence, Era Anagnosti, Staff Attorney, at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director

cc: David E. Morrison, Partner (*via e-mail*)
        Fulbright & Jaworski L.L.P.